U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                               Amendment No. 3 to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL USINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                         CAPITAL DEVELOPMENT GROUP, INC.
                         -------------------------------
                  (Name of Small Business Issuer in Its Charter

          Oregon                                                  33-1113777
-------------------------------                              -------------------
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation organization)                                  Identification no.)


4129 Main Street, Suite 100A, Riverside, CA                   92501-3625
-------------------------------------------                   ----------
(Address of Principal Executive offices)                      (Zip Code)


                                 (909) 276-0873
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

                    ----------------------------------------
                                (Title of Class)


                    ----------------------------------------
                                (Title of Class)


Securities to be Registered under Section 12(g) of the Act:

         Title of Each Class               Name of Each Exchange on Which
         to be so Registered               Each Class is to be Registered
         -------------------               ------------------------------

         Common Stock                      NASDAQ OTC BBS
         ------------                      --------------

                                    PART I

Forward-Looking Statements. This Registration Statement includes "forward-looking statements." Forward looking statements contained in this registration statement are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include statements in which words such as "expect, " "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

You should not construe any forward-looking statement as a guarantee of future performance. These statements inherently involve risks, uncertainties and assumptions. Our future results and stockholder values will differ from those expressed in these forward-looking statements, and those variations may be material and adverse. Many of the factors that will affect these results and values are beyond our ability to control or predict.

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         Capital Development Group, Inc. ("CDG" or the "Registrant") is an Oregon corporation incorporated on May 19, 1993. Its authorized capital consists of 25,000,000 shares of common stock, of which 7,159,058 shares were issued and outstanding as of the effective date of this Registration Statement (the "Effective Date"), and 1,000,000 shares of preferred stock, of which no shares were issued and outstanding as of the Effective Date. Shares of CDG common stock have traded on the Nasdaq Stock Market - OTC Bulletin since September 1994 under the symbol "CDVG."

         CDG has never been the subject of a bankruptcy, receivership, or any similar proceeding. However, in late 1998 and early 1999, we resolved and settled claims with a majority of our creditors, in which the aggregate value of the resolved claims was reduced from approximately $460,000 to approximately $15,000 plus 144,600 shares of our common stock. We were unable to locate creditors holding claims totaling, in the aggregate, approximately $90,000 (with no individual claim larger than $20,000). To our best knowledge, none of these latter creditors have actively pursued their claims since 1995, and none have contacted us since early 1996. Therefore, we do not plan to pursue the creditors or pay any claims they might assert. Except as described above, we have not been involved in any material reclassifications, mergers, consolidations, or purchases or sales of significant amounts of assets not in the ordinary course of business.

(b)      Business of Issuer

         CDG was formed to purchase medical accounts receivables ("MARs") from healthcare providers at a discount and to collect the MARs from payers, primarily including third party healthcare insurers and managed care organizations. Healthcare providers are willing to sell MARs at a discount primarily because of liquidity needs. Due to claims procedures and coordination of benefits among various payers of health care claims, MARs cannot typically be collected within a short time period. This is particularly true for providers without collection expertise. By selling their MARs to us, the providers eliminate the negative cash flow effects of the long collection period, and simultaneously relinquish the challenges associated with collection. For those providers who are not concerned with collection time, but wish to delegate the collection challenges, we also may accept engagement as a collection manager to collect MARs on behalf of healthcare providers.

         CDG owns a proprietary, custom software package called Administrator I that tracks and facilitates the collection each MAR. Although we have not yet purchased any MARs, we have tested Administrator I successfully on MARs owned by third parties. Moreover, we granted a non-exclusive license of Administrator I to Medcap, Inc. in 1994, and Medcap used Administrator I in 1994 and 1995 to collect at least 1,000 claims per month. We also have received a licensing commitment (described below) from Vahl Software Group ("VSG") for Administrator II, which is a new software package that is functionally similar to Administrator I but, we believe, will be more flexible and easier to use. VSG is an assumed business name of Michael Vahl, the majority owner and President of CDG, and the person from whom we originally licensed our rights to Administrator I in 1994. The license agreement for Administrator II will require us to pay VSG a royalty of $0.25 (twenty-five cents) for each MAR we process through Administrator II.

         We plan to market our concepts and services to healthcare providers interested in selling MARs or hiring a collection manager for their MARs. We also expect to attract a diverse portfolio of MARs by acquiring receivables from a variety of healthcare providers, including physician groups, ancillary service providers, hospitals, and other providers. We plan to contact healthcare providers by paying commissions to independent brokers for locating providers with whom we ultimately contract to provide collection services. Each broker's commission will be negotiated, depending in large part on the volume of MARs generated by the broker, but commissions will generally range from 1% to 3% of the amount of revenue generated by CDG from MARs that are acquired through the broker. We have contacted a number of brokers who have relationships with healthcare providers or with access to information about healthcare providers, but we have not yet reached agreement with any brokers regarding brokerage services or commissions. CDG anticipates entering into the necessary relationships during calendar year 1999. To promote our diversification strategy, we hope to enter into agreements with a large number of brokers, thereby minimizing dependence on any individual broker.

         The price at which we purchase the MARs from providers is based on our assessment of the amount of time and expertise needed to collect the MARs. The typical discounted purchase price ranges from 95% to 99.5% of the amount of the MARs, and payment is made only for MARS that are ultimately collected. If a particular MAR is not collected, the contributing provider must replace the MAR with an equivalent MAR or refund the price paid for the MAR. During our formative stage, we plan to obtain the funds to purchase MARs by raising private equity funds, and upon receipt of adequate equity investment, by obtaining a substantial line of credit.

         CDG owns a copyright for Administrator I, but holds no patents, trademarks, franchises, concessions or labor contracts. We have issued two non-exclusive, perpetual, irrevocable licenses of its Administrator I software, the first to Medcap, Inc. (located in Portland, Oregon) in 1994, and the second to Aries Financial Group (also located in Portland, Oregon) in 1997. Neither license will generate any further revenue to CDG.

         Based on research performed by Mr. Vahl, domestic healthcare claims are currently in excess of one hundred billion dollars annually. Of that amount, approximately 60% become MARs that could be sold to companies like ours. A number of large claims processors will compete with CDG for contracts, including at least one firm that processes in excess of $1 billion in claims annually. Several other large firms, as well as more than 100 other enterprises, also process significant numbers of claims.

         Many of CDG's competitors engage solely in receivable factoring: in other words, they accept a fee for factoring receivables but do not offer guidance or assistance with collection practices or techniques. In addition to this simple claims administration, we intend to provide consulting services that will assist our customers with the character of their billings and the timeliness of collections. While these services are not currently available from CDG, and while we can not assure investors that CDG will ultimately provide these services, we believe that these supplemental collection services will ultimately distinguish us from our competitors.

         Because we have not actively engaged in business during the past three years, we have no employees. Our president, Mr. Michael P. Vahl, receives no salary or other benefits, but bills us for his services at the rate of $100 per hour. At present, we owe Mr. Vahl approximately $45,000 for accrued hourly billings and expenses.

         ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(a)      Plan of Operation

         In recent months, our president, Mike Vahl, and one of our significant shareholders, Gordon Root, have satisfied our cash requirements by lending funds to us in exchange for demand promissory notes. Generally, these notes have amounted to less than $1,000 per month. Once we begin negotiations for our initial purchase of MARs, we anticipate that our expenses will increase to approximately $10,000 to $25,000 per month, consisting of legal fees, travel costs, consulting fees and related expenses. We do not, at present, possess resources to pay these expenses, but Messrs. Vahl and Root have indicated a willingness to continue lending essential funds to us until we complete a financing and acquisition plan for our initial MARs, and until we begin to receive cash flow from those MARs. However, neither Mr. Vahl nor Mr. Root is obligated to continue lending money to us, nor is either of them prohibited from demanding payment for outstanding loans at any time.

         During the third quarter of 1999, we plan to finalize our license agreement with VSG for Administrator II. Due to the affiliated relationship between VSG and CDG, Mr. Root and CDG counsel will negotiate and approve the license on behalf of CDG. Although various terms of the license agreement are yet to be negotiated, we have received a firm commitment from VSG for a non-exclusive, royalty based license that will require CDG to pay VSG a royalty of $0.25 (twenty-five cents) for each MAR processed through Administrator II. We have also confirmed that VSG will warrant the Y2K readiness of Administrator II, which VSG can confidently provide because of Administrator II's use of the PICK operating system.

         In order to process MARs, we must acquire various computer hardware components. Initially, we plan to limit our hardware purchases to an application server, a DSL connection to the Internet, two workstations, and the related peripherals. If we acquire additional MARs, it may become necessary to expand our equipment base to include additional workstations and data storage. We also plan to acquire miscellaneous office furniture and equipment to outfit our planned administrative offices.

         Additionally, we will be required to hire full time employees to implement our MAR collection and claims management. We anticipate hiring 2-3 employees in 1999 and another 3-5 employees in 2000.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations

         During the past four years, our directors and officers have been working to correct problems arising from a major fraud committed against CDG. The fraud involved $3,500,000 in counterfeit certificates of deposit that were issued to CDG in exchange for significant equity and $500,000 in cash. The fraud left CDG in a tenuous financial position that we have sought diligently to correct. The only revenue we generated during the past four years was a software license fee from Aries Financial Group in the amount of $100,000. We used these funds, in large part, to reach accords with most of our creditors, all of whom were due monies for products or services provided prior to March 1995. While we now have an accumulated deficit of $2,082,259 and negative shareholder equity in the amount of $40,618, we believe we have substantially reduced the likelihood of material claims by our creditors and that our financial condition, due to the significant debt reduction, is more stable than in the months immediately following the fraud.

         We used approximately $10,000 of the funds from the license to Aries Financial Group to fund litigation against the perpetrators of the fraud, none of whom are currently affiliated with CDG. We were successful in obtaining a judgment in the litigation that resulted in a judicial declaration that the 3,875,000 shares issued to the perpetrators of the fraud are void for lack of consideration. As a result, the number of shares of outstanding CDG common stock was reduced by more than 38%, retroactively effective May 1995. We also were awarded monetary damages against the perpetrators equal to the cash consideration paid to the perpetrators, but the prospect of financial recovery is remote. Significantly, all of the individuals who approved the fraudulent transaction, including former president Tom Morrow, are no longer affiliated with CDG.

         Mr. Vahl, CDG's president, has indicated a willingness to continue to loan money to CDG until we become operational and profitable, but he is under no obligation to do so, and he may therefore withdraw his lending commitment at any time. Assuming that Mr. Vahl continues to provide necessary capital, we expect to become operational in the second half of 1999. Prior to that time, we expect to:

          1) License Administrator II from VSG.

          2) Line up a network of brokers to provide a steady stream of MARs.

          3) Secure a line of credit or alternative financing arrangement necessary to purchase MARs or secure MARs management agreements.

          4) Start operations.

         In light of the significant delays in the payment of healthcare receivables, we believe that healthcare providers remain anxious to liquidate their claims in exchange for immediate payment. The state of the healthcare industry is such that medical insurers are delaying payments to the healthcare providers by 60 to 90 days or more, which often creates significant cash flow difficulties for the providers.

         However, a number of uncertainties may have an effect on our business, financial conditions and operations, and those effects may be material and adverse. These uncertainties include the following.

         We will require additional funding to commence operations.

         We currently have no cash reserves and have accumulated significant liabilities. If we do not receive additional capital during the second half of 1999, we will be unable to implement our business plan and we will not generate revenues sufficient to satisfy our existing liabilities. The result is that our stock price could fluctuate significantly and could become valueless.

         We may be subject to claims by creditors for claims arising before 1995.

         We have searched for and reached accord with what we believe to be most of our creditors. However, we believe other creditors exist and that some of them may have claims that have not lapsed or been extinguished by statutes of limitation or similar legal principles. Some of these creditors may later bring claims against us for amounts owed or claimed to be owed from prior obligations. If one or more of these claims is significant in comparison to our operations, we may be forced into a bankruptcy or similar proceeding. Such an event would affect our operations, business and financial condition materially and adversely.

         We may be unable to continue borrowing money from Messrs. Vahl and Root, and one or both of them may call our outstanding obligations.

         We recently have met our current expenses by borrowing money from two of our controlling shareholders, Messrs. Mike Vahl and Gordon Root, in exchange for demand promissory notes. We anticipate continuing to fund our necessary expenses by borrowing additional funds from these individuals until we acquire MARs and begin to generate revenues sufficient to satisfy our current obligations. However, neither Mr. Vahl nor Mr. Root is subject to a binding obligation to lend additional funds to CDG, and there can be no assurance that either of them will continue to do so. If we fail to obtain the necessary capital by borrowing money from these individuals or from other sources, our business, financial condition and operation will be affected materially and adversely.

         Additionally, we owe substantial sums of money to both Mr. Vahl and Mr. Root, under terms that require payment on demand. If either or both of them should demand repayment of all or a portion of the loans before we generate sufficient revenues to fund these payments, such a demand would have a material adverse effect on our business, operations and financial condition.

         We are entering into a market that currently is experiencing significant competition.

         The market for medical billing services and related entities currently is served by a substantial number of businesses, including both medical practice management companies and billing and collection services. Many entities with which we will compete are substantially better funded and have gathered significant market share. Moreover, some of these enterprises have significant cash reserves and can better fund shortfalls in collections that might have a more pronounced impact on companies such as ours. Some of these companies also have greater experience and/or more efficient collection methods than we might develop. If we fail to compete effectively with businesses that provide similar services, our business operations and financial condition will be affected materially and adversely.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Registrant does not currently own or lease any real property. While we anticipate leasing up to 1,000 square feet office space in Riverside, California to conduct our operations, there can be no assurance that adequate space can be obtained on terms and conditions that will be acceptable to the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Class    Name and Address of Beneficial Owner        Amount Owned      % Class
-----    ------------------------------------        ------------      -------

Common   Michael P. Vahl                             120,084           71.51%
         7126 Stanhope Lane
         Riverside, CA 92506

Common   Gordon C. Root                              1,105,500         15.44%
         2413 Remington Dr.
         West Linn, OR 97068

         All officers and directors as a
         group (one individual)                      5,084,635         1.51%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Michael P. Vahl, age 41, is the President, Secretary and sole director of CDG. Mr. Vahl's one-year term as a director has been renewed annually at each of the last three shareholder meetings. Mr. Vahl is compensated on an hourly basis as an independent contractor for his activities on behalf of CDG. CDG has no other employees. Mr. Vahl has been with the Registrant since its inception in 1993. From its inception until January 1996, he was the Executive Vice president and Chief Operating Officer. In January of 1996, he became the Registrant's President and Chief Executive Officer. Since 1988, Mr. Vahl has also owned and operated The Vahl Software Group, a sole proprietorship that provides software development and consulting services. Mr. Vahl is not an officer or director of any other entities, and has never been involved in any bankruptcies or criminal matters.

ITEM 6.  EXECUTIVE COMPENSATION

Michael P. Vahl is the President of CDG, but he currently receives no salary or other benefits. He bills CDG on an hourly basis of $100 per hour for time he spends on behalf of CDG. In the last three years, CDG has paid the following amounts to Mr. Vahl: 1996 - $0, 1997 - $0, 1998 - $17,300. CDG currently is indebted to him for approximately $45,000 in loans and unpaid services, and anticipates that this indebtedness will grow to approximately $75,000 by the end of 1999. In addition, in December 1996, CDG issued 151,542 shares of preferred stock to Mr. Vahl in exchange for unpaid salary and accrued benefits of $530,396 that dated from 1992. This preferred stock was converted to 497,946 shares of CDG common stock in December 1998.

If we are successful at implementing our operational plan in 1999, we expect to pay Mr. Vahl additional consulting fees, but we will not pay salary or benefits to a CEO until we generate cash flow from MAR administration. Once cash flow is generated, we anticipate hiring a CEO to oversee CDG's operations.

CDG has not established and does not anticipate establishing any benefit plans, option plans or other forms of alternative compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 1996, CDG issued 151,542 shares of preferred stock to our President, Michael P. Vahl, in return for unpaid salary and accrued benefits of $530,396 that dated from 1992. Mr. Vahl, as the sole director of CDG, independently approved this transaction by making the determination that the conversion would benefit CDG by reducing the debt on CDG's balance sheet.

In December 1998, Mr. Gordon Root loaned CDG $20,000 to facilitate the payment of creditors and provide short-term working capital. The loan is a demand loan that bears interest at 8.5% and which Mr. Root may call at any time. Mr. Root is not obligated to loan any additional funds to CDG.

Mr. Vahl has also advanced approximately $15,000 to CDG that also bears interest at 8.5% to pay current operating expenses, and he may, but is not required to, continue to do so until CDG becomes operational and profitable. These advances are reflected in the accrued salary and expense obligations described under "Executive Compensation" above. CDG may borrow additional funds from Mr. Vahl during the remainder of 1999, but Mr. Vahl is not obligated to make such loans. These loans, if made, will be payable on demand.

Mr. Vahl also is the sole owner of VRG, a software enterprise that has committed to license the Administrator II software to CDG. If the license is consummated, VRG will receive a transaction-based royalty of $0.25 for each transaction processed using Administrator II. Based on the fact that VRG has been offered a similar royalty by a competing MARs purchaser, CDG believes this fee is reasonable and reflects arms' length consideration and terms.

Except for the anticipated software license for Administrator II, we do not anticipate entering into any contracts or arrangements with officers, directors or other affiliates of CDG.

ITEM 8.  DESCRIPTION OF SECURITIES

The Registrant's authorized capital consists of 25,000,000 shares of common stock, of which 7,159,058 shares were issued and outstanding as of the effective date of this Registration Statement, and 1,000,000 shares of preferred stock, of which no shares are issued and outstanding as of the effective date of this Registration Statement.

Holders of common stock are entitled to one vote per share at all meetings of stockholders. In the event of liquidation, dissolution or winding up of the Registrant, holders of common stock are entitled to receive, on a prorata basis, all of the assets of the Registrant remaining after satisfaction of all liabilities and payment of any preferential liquidation rights to preferred stockholders.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market Information

The common stock of Capital Development Group, Inc. is currently traded on the NASDAQ Bulletin Board under the symbol CDVG. The stock has traded sporadically, the most recent reported trade being in mid-August 1999. Over the most recent 52 week period the stock has traded in a range of $0.0625 (low) and $0.75 (high) per share. The trading history of the stock for the past two years is summarized below.

          ----------------------------------------------------------------
          QUARTER                   LOW TRADE         HIGH TRADE
          ----------------------------------------------------------------
          Q3 1999                   5/32              1/4
          ----------------------------------------------------------------
          Q2 1999                   1/4               3/4
          ----------------------------------------------------------------
          Q1 1999                   1/16              1/2
          ----------------------------------------------------------------
          Q4 1998                   1/16              1/16
          ----------------------------------------------------------------
          Q3 1998                   1/4               1/4
          ----------------------------------------------------------------
          Q2 1998                   1/4               1/4
          ----------------------------------------------------------------
          Q1 1998                   1/8               1/8
          ----------------------------------------------------------------
          Q4 1997                   1/32              5/32
          ----------------------------------------------------------------
          Q3 1997                   5/32              1/4
          ----------------------------------------------------------------


The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.



Approximately 225,643 of the Registrant's shares are held in street name. The remaining shares of common stock are held by approximately 52 individual shareholders of record. We have not paid dividends on our common stock and do not anticipate paying dividends in the future.

ITEM 2.  LEGAL PROCEEDINGS

The Registrant is not currently involved in any legal proceedings.

ITEM 3.  CHANGES WITH AND DISAGREEMENTS WITH ACCOUNTANTS

We engaged the accounting firm of Porter & Co. in December of 1998 to audit our financial records for the fiscal years ending December 31, 1997 and 1998. Prior to that time we did not have an auditing firm, and we have never dismissed an auditor or had an auditor resign or stand for reelection because of a dispute over accounting practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

No unregistered securities have been sold in the past three years, except to three creditors of CDG, all of whom had a pre-existing business relationship with CDG: Mr. William Struthers, Mr. Dave Novak and Mr. Ron Peterson. All three creditors have been due monies from CDG for at least two years, and have participated as visitors in all shareholder and board meetings of CDG held during that time. No advertising or general solicitation occurred in connection with the sales. Each of these individuals accepted common stock in exchange for debt (which aggregated to $44,012.58), at a conversion rate of $.50 per share. CDG received no proceeds from the conversion. The sale of stock to these creditors in exchange for debt relief was exempt from registration requirements under both Section 3(b) and Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Articles of Incorporation, effective May 19, 1993, as amended on January 25, 1994, provide for limitation of liability for officers and directors by requiring that no director have any personal liability to the Registrant or its shareholders for money damages other than (1) breaches of the director's duty of loyalty to the Registrant; (2) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (3) unlawful distributions; (4) transactions resulting in an improper personal benefit to the director; or (5) acts or omissions occurring prior to the date of incorporation.

                                    PART F/S


Capital Development Group, Inc.
Balance Sheet
As of March 31, 1999
(Unaudited Interim Financial Statements)

                                               March 31, 1999    March 31, 1998

ASSETS
     Current Assets
          Checking/Savings
               Trust Account                        6,027.72        31,163.67
          Total Checking/Savings                    6,027.72        31,163.67

     Total Current Assets                           6,027.72        31,163.67

TOTAL ASSETS                                        6,027.72        31,163.67

LIABILITIES & EQUITY
     Liabilities
          Current Liabilities
               Accounts Payable
                    *Accounts Payable                   0.00        13,500.00
               Total Accounts Payable                   0.00        13,500.00

               Other Current Liabilities
                    Loan from Gordon Root          20,000.00             0.00
                    Accounts Payable                    0.00       396,657.41
                    Due to Bill Struthers               0.00        34,800.00
                    Due to DWT                      2,702.15        (2,287.30)
                    Due to Mike Vahl               39,893.90        23,679.72
               Total Other Current Liabilities     62,596.05       452,849.83

          Total Current Liabilities                62,596.05       466,349.83

     Total Liabilities                             62,596.05       466,349.83

     Equity
          Accrued Dividends                             0.00       187,841.69
          Paid in Capital                       2,040,941.73     1,728,356.94
          Offering Expenses                        (9,149.50)       (9,149.50)
          Common Stock                                698.95           613.17
          Treasury Stock - common for resale           (0.10)           (0.10)
          Preferred Stock - Series C                    0.00            25.69
          Dividends Accrued                             0.00      (187,841.69)
          Retained Earnings                    (2,073,108.54)   (2,148,748.03)
          Net Income                              (15,950.87)       (6,284.33)
     Total Equity                                 (56,568.33)     (435,186.16)

TOTAL LIABILITIES & EQUITY                          6,027.72        31,163.67

Capital Development Group, Inc.
Income Statement
January through March 1999
(Unaudited Interim Financial Statements)

                                    March 31, 1999    March 31, 1998

Ordinary Income/Expense
     Expense
          Management Fees                 9,450.00          5,350.00
          Professional Fees
               Legal Fees                 4,748.59              0.00
          Total Professional Fees         4,748.59              0.00

          Rent                              450.00            675.00
          Telephone                         207.89            259.33
          Travel & Entertainment          1,094.39              0.00
     Total Expense                       15,950.87          6,284.33

Net Ordinary Income                     (15,950.87)        (6,284.33)

Net Income                              (15,950.87)        (6,284.33)

Capital Development Group, Inc.
Statement of Cash Flows
January through March 1999
(Unaudited Interim Financial Statements)

                                               March 31, 1999    March 31, 1998

Increase (decrease) in Cash
     Cash Flows from operating activities
          Net loss                                   (15,951)           (6,284)
          Change in current liabilities
             (Decrease) increase in:
                     Accounts Payable                 (9,888)                0
                     Due to Bill Struthers                 0            (8,000)
                     Due to DWT                          665                 0
                     Due to Mike Vahl                 11,202             6,284

             Net cash used for operating activities  (13,972)           (8,000)

Net decrease in cash                                 (13,972)           (8,000)

Cash, beginning of quarter                            20,000            39,164

Cash, end of quarter                                   6,028            31,164

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT
            ACCOUNTING POLICIES:

Organizational Data:
--------------------
Capital Development Group, Inc. (the Company) was incorporated on May 19, 1993 as an Oregon corporation. The Company was organized to engage in the business of purchasing healthcare receivable from hospitals and other healthcare institutions at a discount and administering the collection process of such receivables. The source of funding for such purchases will be its wholly owned subsidiary, CDG Credit Corporation which has not yet commenced operations. The Company has developed its own "Administrator One" software to monitor purchase and collections of accounts receivable.

Accounting Method
-----------------
The Company maintains its books of account on the accrual basis of accounting. Under this method of accounting, revenue is recognized when they are earned, or billed, and expenses are recognized when goods or services are received, whether paid or not.

Cash and Cash Equivalents
-------------------------
For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, funds on deposit with financial institutions, and investments with original maturities of three months or less. The Company maintains an account in trust with their attorney in Portland Oregon.

Property & Equipment:
---------------------
Property and equipment owned by the Company are fully depreciated. The Company does not anticipate that future cash flows will be generated from its property and equipment. Therefore, property and equipment is considered impaired, with a net value of zero, and is not reflected on the balance sheet. The original cost of computer equipment and software development is $155,010. The Company has not purchased any additional equipment.

Income Taxes:
-------------
Income tax expense is based on pre-tax financial accounting income and includes deferred taxes for the effects of timing differences between financial accounting and taxable earnings. Tax credits are accounted for as a reduction of tax expense in the years in which the credits reduce taxes payable.

The Company currently has net operating loss carry-forwards to future periods for book and tax purposes of approximately $2,098,000 in the first quarter of 1999. A deferred tax asset for the NOL carry forwards has not been recorded as its realization in future periods is questionable at this time. Net operating losses may be carried forward for 15 years for loss years prior to August 6, 1997 and twenty years for loss years after August 6, 1997.

Earnings Per Share
------------------
Earnings per share are not reflected in the interim financial statements.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.


NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company President who is also a 72% shareholder, provides management services for a fee, and is also reimbursed for expenses incurred for Company related activities. The company has been unable to compensate and reimburse the President in a consistent manner, and has therefore recorded accrued liabilities of $39,894 in 1999. Total charges to the Company for management and expenses are $11,202 in the first quarter of 1999.

Long-term accounts payable in 1997 and the note payable in 1998 are also payable to various shareholders and an investment consultant of the company. $44,300 of the long-term accounts payable in 1997 were converted to 103,600 shares of common stock at the end of 1998. The remaining $12,000 was paid in cash in 1998.

The terms of the note payable include annual interest payable at 8.5 %, and is unsecured. The note is due December 31, 1999.

The Company has received a licensing commitment from The Vahl Software Group, an assumed name of the Company President, for Administrator II, which is a new software package that is functionally similar to Administrator I. The license agreement for Administrator II will require the Company to pay The Vahl Software Group a royalty of $0.25 for each medical account receivable processed through Administrator II.

NOTE 3 - PREFERRED STOCK AND COMMON STOCK ISSUANCES:

The Company has authorized third series preferred stock, none of which is issued and outstanding at March 31, 1999.

The third series preferred stock has no voting rights, is entitled to a preference to common shares of stock in liquidation and is convertible to one share of common stock under certain conditions. The stated conversion price at which the preferred stock could be converted to common stock is $2.40 per share, or fraction thereof. The third series preferred stock had accumulated dividends at the rate of 8.5% of the purchase price of the stock.

In 1998, common stock was issued in three separate occasions; All 256,865 shares of third series preferred stock outstanding were completely converted to common stock at a rate of 1.75 shares of common stock for each share of preferred stock held.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

In addition, all accrued dividends payable on the preferred stock were converted into common stock at the rate if $1.00 per share, resulting in the issuance of 264,259 shares of stock issued in exchange for $264,259 dollars of preferred dividends accrued, but never declared and paid.

The company also converted $44,300 in accounts payable to 103,600 shares of common stock as part of its settlements with creditors.

Had these conversions occurred at the beginning ot the year, the per share earnings would have been decreased by $.0006 on income before extraordinary items, and $.0039 on net income.


NOTE 4 - LONG-TERM NOTES PAYABLE

At March 31, 1999, long-term notes payable consisted of a $20,000 demand note payable to a stockholder of the Company. Interest accrues at a rate of 8.5% and is due upon demand. The note is not secured by Company assets.



NOTE 5 - EXTRAORDINARY ITEMS AND COMMITMENTS AND CONTINGENCIES:

At December 31, 1998, the Company made a good faith effort with its creditors to settle debts incurred in prior years. Creditors representing the majority of the outstanding debt accepted the settlement, but several creditors did not respond. In 1998, those liabilities to vendors that did not respond were written off and recorded as an extraordinary gain on restructuring of debt. These vendors may seek payment from the Company in the future, although the Company views this as unlikely. Moreover, the Company will resist claims for past obligations by raising defenses of estoppel and time limitation, among others.

Capital Development Group, Inc.
Balance Sheet
As of June 30, 1999
(Unaudited Interim Financial Statements)

                                               June 30, 1999    June 30, 1998

ASSETS
     Current Assets
          Checking/Savings
               Trust Account                            0.00         4,057.89
          Total Checking/Savings                        0.00         4,057.89
     Total Current Assets                               0.00         4,057.89
TOTAL ASSETS                                            0.00         4,057.89

LIABILITIES & EQUITY
     Liabilities
          Current Liabilities
               Accounts Payable
                    *Accounts Payable                   0.00         9,500.00
               Total Accounts Payable                   0.00         9,500.00

               Other Current Liabilities
                    Due to Porter & Co.             1,637.58             0.00
                    Loan from Gordon Root          20,000.00             0.00
                    Accounts Payable                    0.00       396,657.41
                    Due to Bill Struthers               0.00        34,800.00
                    Due to DWT                      3,907.40          (734.18)
                    Due to Mike Vahl               50,249.42        11,759.33
               Total Other Current Liabilities     75,794.40       442,482.56
          Total Current Liabilities                75,794.40       451,982.56
     Total Liabilities                             75,794.40       451,982.56

     Equity
          Accrued Dividends                             0.00       187,841.69
          Paid in Capital                       2,040,941.73     1,728,356.94
          Offering Expenses                        (9,149.50)       (9,149.50)
          Common Stock                                698.95           613.17
          Treasury Stock - common for resale           (0.10)           (0.10)
          Preferred Stock - Series C                    0.00            25.69
          Dividends Accrued                             0.00      (187,841.69)
          Retained Earnings                    (2,073,108.54)   (2,148,748.03)
          Net Income                              (35,176.94)      (19,022.84)

     Total Equity                                 (75,794.40)     (447,924.67)

TOTAL LIABILITIES & EQUITY                              0.00         4,057.89

Capital Development Group, Inc.
Income Statement
April through June 1999
(Unaudited Interim Financial Statements)

                                  Apr - Jun  1999   Apr - Jun 1998

Ordinary Income/Expense
     Expense
          Management Fees                  7,150.00         4,800.00
          Postage and Delivery                14.00             0.00
          Professional Fees
               Accounting Fees             5,079.75           600.00
               Legal Fees                  4,470.55         6,663.51
          Total Professional Fees          9,550.30         7,263.51

          Rent                               450.00           675.00
          Telephone                          168.27             0.00
          Travel & Entertainment           1,893.50             0.00
     Total Expense                        15,950.87         6,284.33

Net Ordinary Income                      (19,226.07)      (12,738.51)

Net Income                               (19,226.07)      (12,738.51)

Capital Development Group, Inc.
Statement of Cash Flows
April through June 1999
(Unaudited Interim Financial Statements)

                                                    June 30, 1999  June 30, 1998

Increase (decrease) in Cash
     Cash Flows from operating activities
          Net loss                                        (19,227)     (12,739)
          Change in current liabilities
               (Decrease) increase in:
                     Accounts Payable                           0       (4,000)
                     Due to Porter & Co.                    1,638            0
                     Due to Bill Struthers                      0            0
                     Due to DWT                             1,205        1,553
                     Due to Mike Vahl                      10,356      (11,920)

               Net cash used for operating activities      (6,028)     (27,106)

Net decrease in cash                                       (6,028)     (27,106)

Cash, beginning of quarter                                  6,028       31,164

Cash, end of quarter                                            0        4,058

Capital Development Group, Inc.
Income Statement
January through June 1999
(Unaudited Interim Financial Statements)

                                 Jan - Jun  1999  Jan - Jun 1998

Ordinary Income/Expense
     Expense
          Management Fees               16,600.00        10,150.00
          Postage and Delivery              14.00             0.00
          Professional Fees
               Accounting Fees           5,079.75           600.00
               Legal Fees                9,219.14         6,663.51
          Total Professional Fees       14,298.89         7,263.51

          Rent                             900.00         1,350.00
          Telephone                        376.16           259.33
          Travel & Entertainment         2,987.89             0.00
     Total Expense                      15,950.87         6,284.33

Net Ordinary Income                    (35,176.94)      (19,022.84)

Net Income                             (35,176.94)      (19,022.84)

Capital Development Group, Inc.
Statement of Cash Flows
January through June 1999
(Unaudited Interim Financial Statements)
                                                   June 30, 1999  June 30, 1998

Increase (decrease) in Cash
     Cash Flows from operating activities
          Net loss                                      (35,177)       (12,739)
          Change in current liabilities
               (Decrease) increase in:
                     Accounts Payable                    (9,888)        (4,000)
                     Due to Porter & Co.                  1,638              0
                     Due to Bill Struthers                    0              0
                     Due to DWT                           1,870          1,554
                     Due to Mike Vahl                    21,557        (11,921)

               Net cash used for operating activities   (20,000)       (27,106)

Net decrease in cash                                    (20,000)       (27,106)

Cash, beginning of quarter                               20,000         31,164

Cash, end of quarter                                          0          4,058

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT
            ACCOUNTING POLICIES:

Organizational Data:
--------------------
Capital Development Group, Inc. (the Company) was incorporated on May 19, 1993 as an Oregon corporation. The Company was organized to engage in the business of purchasing healthcare receivable from hospitals and other healthcare institutions at a discount and administering the collection process of such receivables. The source of funding for such purchases will be its wholly owned subsidiary, CDG Credit Corporation which has not yet commenced operations. The Company has developed its own "Administrator One" software to monitor purchase and collections of accounts receivable.

Accounting Method
-----------------
The Company maintains its books of account on the accrual basis of accounting. Under this method of accounting, revenue is recognized when they are earned, or billed, and expenses are recognized when goods or services are received, whether paid or not.

Cash and Cash Equivalents
-------------------------
For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, funds on deposit with financial institutions, and investments with original maturities of three months or less. The Company maintains an account in trust with their attorney in Portland Oregon.

Property & Equipment:
---------------------
Property and equipment owned by the Company are fully depreciated. The Company does not anticipate that future cash flows will be generated from its property and equipment. Therefore, property and equipment is considered impaired, with a net value of zero, and is not reflected on the balance sheet. The original cost of computer equipment and software development is $155,010. The Company has not purchased any additional equipment.

Income Taxes:
-------------
Income tax expense is based on pre-tax financial accounting income and includes deferred taxes for the effects of timing differences between financial accounting and taxable earnings. Tax credits are accounted for as a reduction of tax expense in the years in which the credits reduce taxes payable.

The Company currently has net operating loss carry-forwards to future periods for book and tax purposes of approximately $2,117,000 in the first quarter of 1999. A deferred tax asset for the NOL carry forwards has not been recorded as its realization in future periods is questionable at this time. Net operating losses may be carried forward for 15 years for loss years prior to August 6, 1997 and twenty years for loss years after August 6, 1997.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Earnings Per Share
------------------
Earnings per share are not reflected in the interim financial statements.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.


NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company President who is also a 72% shareholder, provides management services for a fee, and is also reimbursed for expenses incurred for Company related activities. Thes to the Company for management and expenses are $10,355 in the second quarter of 1999. Long-term accounts payable in 1997 and the note payable in 1998 are also payable to various shareholders and an investment consultant of the company. $44,300 of the long-term accounts payable in 1997 were converted to 103,600 shares of common stock at the end of 1998. The remaining $12,000 was paid in cash in 1998.

The terms of the note payable include annual interest payable at 8.5 %, and is unsecured. The note is due December 31, 1999.

The Company has received a licensing commitment from The Vahl Software Group, an assumed name of the Company President, for Administrator II, which is a new software package that is functionally similar to Administrator I. The license agreement for Administrator II will require the Company to pay The Vahl Software Group a royalty of $0.25 for each medical account receivable processed through Administrator II.


NOTE 3 - PREFERRED STOCK AND COMMON STOCK ISSUANCES:

The Company has authorized third series preferred stock, none of which is issued and outstanding at June 30, 1999.

The third series preferred stock has no voting rights, is entitled to a preference to common shares of stock in liquidation and is convertible to one share of common stock under certain conditions. The stated conversion price at which the preferred stock could be converted to common stock is $2.40 per share, or fraction thereof. The third series preferred stock had accumulated dividends at the rate of 8.5% of the purchase price of the stock.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

In 1998, common stock was issued in three separate occasions; All 256,865 shares of third series preferred stock outstanding were completely converted to common stock at a rate of 1.75 shares of common stock for each share of preferred stock held.

In addition, all accrued dividends payable on the preferred stock were converted into common stock at the rate if $1.00 per share, resulting in the issuance of 264,259 shares of stock issued in exchange for $264,259 dollars of preferred dividends accrued, but never declared and paid.

The company also converted $44,300 in accounts payable to 103,600 shares of common stock as part of its settlements with creditors.

Had these conversions occurred at the beginning ot the year, the per share earnings would have been decreased by $.0006 on income before extraordinary items, and $.0039 on net income.


NOTE 4 - LONG-TERM NOTES PAYABLE

At June 30, 1999, long-term notes payable consisted of a $20,000 demand note payable to a stockholder of the Company. Interest accrues at a rate of 8.5% and is due upon demand. The note is not secured by Company assets.


NOTE 5 - EXTRAORDINARY ITEMS AND COMMITMENTS AND CONTINGENCIES:

At December 31, 1998, the Company made a good faith effort with its creditors to settle debts incurred in prior years. Creditors representing the majority of the outstanding debt accepted the settlement, but several creditors did not respond. In 1998, those liabilities to vendors that did not respond were written off and recorded as an extraordinary gain on restructuring of debt. These vendors may seek payment from the Company in the future, although the Company views this as unlikely. Moreover, the Company will resist claims for past obligations by raising defenses of estoppel and time limitation, among others.

                                PORTER & COMPANY
                           Certified Public Accountant
                          3585 Maple Street, Suite 244
                            Ventura, California 93003
                       (805) 650-5090 ? FAX (805) 650-0511



       Member                72-875 Fred Waring Drive, #A    Gary A. Porter, CPA
American Institute of CPA's  Palm Desert, California 92260
California Society of CPA's         (800) 304-6700         R. Michelle Pope, CPA





To the Shareholders and Board of Directors of Capital Development Group, Inc.


                   Report of the Independent Public Accountant

         I have audited the accompanying balance sheets of Capital Development Group, Inc., (the Company) an Oregon corporation, as of December 31, 1998 and 1997 and the related statements of income, shareholders' equity and cash flows for the years then ended as listed in the table of contents. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the general purpose financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         In my opinion, the accompanying financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Capital Development Group, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                Porter & Company

March 30, 1999

                           Capital Development Group, Inc.
                                    Balance Sheet
                              December 31, 1998 and 1997


                                                     1998           1997
                                                  ----------     ----------
                                     ASSETS
                                     ------
Current Assets
--------------
  Cash (Note 1)                                     $ 20,000       $ 39,164
  Other Assets                                            -           2,287
                                                  ----------     ----------
     Total Current Assets                             20,000         41,451
                                                  ----------     ----------
  Total Assets                                      $ 20,000       $ 41,451
                                                  ==========     ==========


                             LIABILITIES AND EQUITY
                             -----------------------

Current Liabilities
-------------------
  Accounts Payable(Notes 1 and 5)                    $ 9,888       $396,657
  Accrued Liabilities(Note 2)                         30,730         17,395
                                                  ----------     ----------
     Total Current Liabilities                        40,618        414,052
                                                  ----------     ----------

Long-Term Liabilities
---------------------
  Accounts Payable Long-Term (Note 2)                     -          56,300
  Note Payable (Note 4)                               20,000             -
                                                  ----------     ----------
     Total Long-Term Liabilities                      20,000         56,300
                                                  ----------     ----------
Total Liabilities                                    60,618         470,352
                                                  ----------     ----------

Stockholders Equity
-------------------
  Redeemable convertible preferred
    stock with $.0001 par value Third Series;
    1,000,000 shares authorized; 0 and 256,865
     issued and outstanding (Note 3)                      -              26

  Common Stock at $.0001 par value 30,000,000
   shares authorized; 6,989,500 and 6,131,700
   shared issued and outstanding (Note 3)                699            613
  Additional Paid in Capital                       2,040,942      1,728,358
  Accumulated Deficit                             (2,082,259)    (2,157,898)
                                                  ----------     ----------
      Total Stockholders Equity                      (40,618)      (428,901)
                                                  ----------     ----------

       Total Liabilities and Equity                 $ 20,000       $ 41,451
                                                  ==========     ==========


                             See Accountant's Report
    The Notes to Financial Statements Are An Integral Part of This Statement

                           Capital Development Group, Inc.
                                 Statements of Income
                    For the Years Ended December 31, 1998 and 1997


                                                     1998           1997
                                                  ----------     ----------
REVENUES
--------
  Software License Sales                          $       -      $  100,000
                                                  ----------     ----------

OPERATING EXPENSES
------------------
  Management Fees                                     24,050         13,850
  Outside Services                                        -           2,000
  Professional Fees                                   14,093          9,542
  Other Administrative                                 4,642          4,259
                                                  ----------     ----------

     Total Operating Expenses                         42,785         29,651
                                                  ----------     ----------

    Net Income (Loss) from Operations                (42,785)        70,349

OTHER INCOME
  Write off of Accounts Payable                       89,359             -
                                                  ----------     ----------
Income Before Extraordinary Item                      46,574         70,349

    Extraordinary Gain on Restructuring
      of Debt(Note 5)                                293,324             -
                                                  ----------     ----------

    Net Income                                    $  339,898     $   70,349
                                                  ==========     ==========

   Earnings Per Share on Income (Loss) from
     Operations                                   $    (0.01)    $     0.01
                                                  ==========     ==========
   Earnings Per Share on Income Before
     Extraordinary Items                          $     0.01     $     0.01
                                                  ==========     ==========
   Earnings Per Share on Extraordinary Gain       $     0.05     $       -
                                                  ==========     ==========
   Earnings Per Share on Net Income               $     0.05     $     0.01
                                                  ==========     ==========
   Average number of shares outstanding            6,388,565      6,388,565
                                                  ==========     ==========

                             See Accountant's Report
    The Notes to Financial Statements Are An Integral Part of This Statement

                        Capital Development Group, Inc.
                       Statements of Shareholders' Equity
                 For the Years Ended December 31, 1998 and 1997

                                                  Preferred               Additional
                                                    Stock      Common      Paid in   Accumulated
                                        Total     Series C     Stock       Capital     Deficit
                                     ----------- ----------- ----------- ----------- -----------

Balances at December 31, 1996        $ (499,250) $      26   $     613   $ 1,728,358 $(2,228,247)

Net Income at December 31, 1997          70,349         -           -             -       70,349
                                     ----------- ----------- ----------- ----------- -----------

Balances at December 31, 1997          (428,901)        26         613     1,728,358  (2,157,898)

Net Income at December 31, 1998         339,898         -           -             -      339,898

Conversion of accrued dividends
  to common stock                            -          -           26       264,233    (264,259)

Conversion of preferred series C
  stock into common stock                    -         (26)         46           (20)         -

Conversion of accounts payable
  to common stock                        48,385                     14        48,371
                                     ----------- ----------- ----------- ----------- -----------

Balances at December 31, 1998        $  (40,618) $      -    $     699   $ 2,040,942 $(2,082,259)
                                     =========== =========== =========== =========== ===========



                             See Accountant's Report
    The Notes to Financial Statements Are An Integral Part of This Statement
                                   Page 4 of 7

                         Capital Development Group, Inc.
                            Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997

                                                     1998           1997
                                                  ----------     ----------
Cash Flows From Operating Activities:
Net Income                                        $ 339,898      $  70,349
                                                  ----------     ----------

Adjustments to Reconcile Net Income
to Net Cash Provided by Operating Activities:
  Write off Adjustment to Accounts Payable         (382,683)            -

Change in Assets and Liabilities:
  Change in Prepaid Expenses                          2,287         (2,287)
  Change in Deposits                                                   175
  Change in Accounts Payable                        (12,000)       (38,291)
  Change in Accrued Expenses                         13,334          9,075
                                                  ----------     ----------

        Total Adjustments                          (379,062)       (31,328)
                                                  ----------     ----------

Net Cash Provided (Used) By Operations              (39,164)        39,021
                                                  ----------     ----------

Cash Flows from Financing Activities:                    -              -
-------------------------------------
                                                  ----------     ----------

Cash Flows from Financing Activities:
  Proceeds from Notes Payable                        20,000             -
                                                  ----------     ----------

Net Cash Provided (Used) by Financing Activities     20,000             -
                                                  ----------     ----------

Net Increase (Decrease) in Cash                     (19,164)        39,021

Cash and Cash Equivalents at Beginning of Year       39,164            143
                                                  ----------     ----------

Cash and Cash Equivalents at End of Year (Note 1) $  20,000      $  39,164
                                                  ==========     ==========

Supplementary Information:
Cash Paid for Income Taxes                        $      -       $      -
                                                  ==========     ==========
Cash Paid for Interest                            $      -       $      -
                                                  ==========     ==========

Non Cash Financing Transactions:
  Conversion of Accounts Payable to Common Stock
    Payment of Common Stock for Accounts Payable  $  48,385
    Issuance of Common Stock                        (48,385)
                                                  ----------
      Total                                       $      -
                                                  ----------



                             See Accountant's Report
    The Notes to Financial Statements Are An Integral Part of This Statement
                                   Page 5 of 7

NOTE 1 - SUMMARY OF SIGNIFICANT
            ACCOUNTING POLICIES:

Organizational Data:
--------------------
Capital Development Group, Inc. (the Company) was incorporated on May 19, 1993 as an Oregon corporation. The Company was organized to engage in the business of purchasing healthcare receivable from hospitals and other healthcare institutions at a discount and administering the collection process of such receivables. The source of funding for such purchases will be its wholly owned subsidiary, CDG Credit Corporation which has not yet commenced operations. The Company has developed its own "Administrator One" software to monitor purchases and collections of accounts receivable.

Accounting Method
-----------------
The Company maintains its books of account on the accrual basis of accounting. Under this method of accounting, revenue is recognized when they are earned, or billed, and expenses are recognized when goods or services are received, whether paid or not.

Cash and Cash Equivalents
-------------------------
For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, funds on deposit with financial institutions, and investments with original maturity terms of three months or less. The Company maintains an account in trust with their attorney in Portland Oregon.

Property & Equipment:
---------------------
Property and equipment owned by the Company are fully depreciated. The Company does not anticipate that future cash flows will be generated from its property and equipment. Therefore, property and equipment is considered impaired, with a net value of zero, and is not reflected on the balance sheet. The original cost of computer equipment and software development is $155,010. The Company has not purchased any additional equipment for the years ended December 31, 1998 and 1997.

Income Taxes:
-------------
Income tax expense is based on pre-tax financial accounting income and includes deferred taxes for the effects of timing differences between financial accounting and taxable earnings. Tax credits are accounted for as a reduction of tax expense in the years in which the credits reduce taxes payable. The Company's deferred tax assets are entirely from net operating loss carry forwards.

The Company's net operating loss (NOL) carry-forwards to future periods for book and tax purposes are approximately $2,082,000 in 1998, and $2,158,000 in 1997. Deferred tax assets for the NOL carry forwards of $845,292 and $876,148 respectively, have been reduced by a valuation allowance in full and have not been recorded, as their realization in future periods is questionable at this time. Net operating losses may be carried forward 15 years from the year of loss for loss years prior to August 6, 1997, and twenty years for loss years after August 6, 1997.

Earnings Per Share
------------------
Earnings per share are computed based on net income and the weighted average number of shares of stock outstanding during the year 1997 and 1998.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.


NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company President who is also a 73% shareholder, provides management services for a fee, and is also reimbursed for expenses incurred for Company related activities. The company has been unable to compensate and reimburse the President in a consistent manner, and has therefore recorded accrued liabilities of $28,692 and $17,395 in 1998 and 1997 respectively. Total charges to the Company for management and expenses are $28,692 and $18,097 in 1998 and 1997 respectively.

Long-term accounts payable in 1997 and the note payable in 1998 are also payable to various shareholders and an investment consultant of the company. $44,300 of the long-term accounts payable in 1997 were converted to 103,600 shares of common stock at the end of 1998. The remaining $12,000 was paid in cash in 1998.

The terms of the note payable include annual interest payable at 8.5 %, and is unsecured. The note is due December 31, 1999.

                             See Accountant's Report
                                   Page 6 of 7
(Continued):

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has received a licensing commitment from The Vahl Software Group, an assumed business name of the Company President, for Administrator II, which is a new software package that is functionally similar to Administrator I. The license agreement for Administrator II will require the Company to pay the Vahl Software Group a royalty of $0.25 for each medical account receivable processed through Administrator II.


NOTE 3 - PREFERRED STOCK AND COMMON STOCK ISSUANCES:

The Company has authorized third series preferred stock, none of which is issued and outstanding at December 31, 1998.

The third series preferred stock has no voting rights, is entitled to a preference to common shares of stock in liquidation and is convertible to one share of common stock under certain conditions. The stated conversion price at which the preferred stock could be converted to common stock is $2.40 per share, or fraction thereof. The third series preferred stock had accumulated dividends at the rate of 8.5% of the purchase price of the stock.

In 1998, common stock was issued in three separate occasions; All 256,865 shares of third series preferred stock outstanding were completely converted to common stock at a rate of 1.75 shares of common stock for each share of preferred stock held.

In addition, all accrued dividends payable on the preferred stock were converted into common stock at the rate if $1.00 per share, resulting in the issuance of 264,259 shares of stock issued in exchange for $264,259 dollars of preferred dividends accrued, but never declared and paid.

The company also converted $44,300 in accounts payable to 103,600 shares of common stock as part of its settlements with creditors.

Had these conversions of stock occurred at the beginning of the year, the per share earnings would have been decreased by $.0006 on income before extraordinary items, and $.0039 on net income.


NOTE 4 - LONG-TERM NOTES PAYABLE

At December 31, 1998 long-term notes payable consisted of a $20,000 demand note payable to a stockholder of the Company. Interest accrues at a rate of 8.5% and is due upon demand. The note is not secured by Company assets.


NOTE 5 - EXTRAORDINARY ITEMS AND COMMITMENTS AND CONTINGENCIES:

At December 31, 1998, the Company made a good faith effort with its creditors to settle debts incurred in prior years. Creditors representing the majority of the outstanding debt accepted the settlement, but several creditors did not respond. In 1998, those liabilities to vendors that did not respond were written off and recorded as an extraordinary gain on restructuring of debt. These vendors may seek payment from the Company in the future, although the Company views this as unlikely. Moreover, the Company will resist claims for past obligations by raising defenses of estoppel and time limitation, among others.

                             See Accountant's Report
                                   Page 7 of 7

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit No.       Item Name

2.1      Articles of Incorporation.
2.2      Bylaws.
10.1     Consent of Porter & Company, Auditors to the Company.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CAPITAL DEVELOPMENT GROUP, INC.
                                             (Registrant)

                                             By: /s/ Michael P. Vahl
                                                 -------------------------------
                                             Name:  Michael P. Vahl
                                             Title: President and Secretary

Date:  September 24, 1999